EXHIBIT 12.1
ARBOR REALTY TRUST, INC. AND SUBSIDIARIES
Statement of Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months Ended
	March 31,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Net income (loss) from continuing operations	$26,427,510	$(206,682,964)	$(76,207,777)	$118,408,055	$61,668,288	$61,668,004
Add (subtract):
Loss (income) from Equity Affiliates	45,575	438,507	2,347,296	(34,573,594)	(4,784,292)	(8,453,440)
Distributions from Equity Affiliates	457,939	12,493,710	931,941	61,672,870	4,784,292	13,894,755
Fixed charges	18,087,260	80,102,075	108,656,702	148,007,979	93,590,372	46,222,311
Capitalized interest	—	—	—	(297,785)	(896,953)	(476,887)

Income (loss) before fixed charges	$45,018,284	$(113,648,672)	$35,728,162	$293,217,525	$154,361,707	$112,854,743

Fixed charges:
Interest expense	$18,087,260	$80,102,075	$108,656,702	$147,710,194	$92,693,419	$45,745,424
Capitalized interest	—	—	—	297,785	896,953	476,887

Total fixed charges	$18,087,260	$80,102,075	$108,656,702	$148,007,979	$93,590,372	$46,222,311

Ratio of earnings to fixed charges	2.5	—	—	2.0	1.6	2.4

Deficiency	$—	$193,750,747	$72,928,540	$—	$—	$—